AULT DISRUPTIVE TECHNOLOGIES CORPORATION

100 Park Avenue, Suite 1658

New York, NY 10017

November 30, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn.:     Howard Efron

Re:	Ault Disruptive Technologies Corporation

Form 10-K for the Year Ended December 31, 2021

Filed April 15, 2022

File No. 001-41171

Dear Mr. Efron:

Ault Disruptive Technologies Corporation (the “Company”) hereby submits a response to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 21, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K (“Form 10-K”) referenced above.

The Company’s response to the Staff’s comment is set forth below and is being filed as correspondence without an amendment to the Form 10-K. For your convenience, the Staff’s comment contained in the Comment Letter is restated below in its entirety.

Form 10-K for the Year Ended December 31, 2021

General

Comment No. 1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response No. 1. The Company’s sponsor is Ault Disruptive Technologies Company, LLC, a Delaware limited liability company (the “Sponsor”). The Sponsor currently owns approximately 20% of the outstanding shares of the Company (NYSE: ADTR). The Company completed its initial public offering in December 2021. The sole member of the Sponsor is BitNile Holdings, Inc. (formerly Ault Global Holdings, Inc., “BitNile”), a Delaware corporation whose common stock is listed on the NYSE American (NYSE: NILE). The public ownership of both the Company and BitNile is widely held and the Company is not aware of any material ownership by a non-U.S. Person. Based on the foregoing and to the knowledge of the undersigned, none of the Company, the Sponsor or BitNile is a non-U.S. Person, is controlled by a non-U.S. Person or has substantial ties with a non-U.S. Person, except as noted below.

We believe the Staff’s comment is a result of regulatory scrutiny involving foreign nationals primarily based in China, Hong Kong and other Asian countries. Nevertheless, we wish to bring to your attention that the undersigned, Henry C.W. Nisser, who is the President, General Counsel and a director of each of the Company and BitNile and the Manager of the Sponsor, is a citizen of Sweden, as well as a permanent resident of the United States of America. Therefore, while he is a “U.S. Person” for many purposes, he is a “Foreign National” under regulations promulgated by CFIUS.

In this regard, technically, the Sponsor has “substantial ties” to the undersigned. However, the Sponsor is not “controlled by” the undersigned, as BitNile is the sole equity holder of the Sponsor and exercises control over the Sponsor’s activities. Therefore, the Sponsor, which is not itself a “Foreign National,” would not be regulated by CFIUS.

Further, the undersigned does not believe that his Swedish citizenship would have any effect on the Company’s ability to enter into a transaction with “a U.S. target company” and that, therefore, there is no need to disclose the undersigned’s citizenship, nor is there any need to otherwise make disclosure in the Company’s public filings as to the Sponsor having a relationship with a non-US Person. Any such disclosure would at best be irrelevant to investors and more likely to sow confusion than anything else. Additionally, should any U.S. government entity, such as CFIUS, raise concerns about a transaction between the Company and a U.S. target company, the undersigned would promptly resign as the Sponsor’s Manager.

Should you have any questions regarding the information in this letter, please do not hesitate to contact the undersigned at tel. (646) 650-5044 or email henry@bitnile.com.

Very truly yours, /s/ Henry C.W. Nisser Henry C.W. Nisser President and General Counsel

cc:	Spencer Feldman